April 16, 2025

David D. Halbert
Chairman, Founder & Chief Executive Officer
Caris Life Sciences, Inc.
750 W. John Carpenter Freeway
Suite 800
Irving, TX 75039

       Re: Caris Life Sciences, Inc.
           Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted April 4, 2025
           CIK No. 0002019410
Dear David D. Halbert:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1
Risk Factors
We have been, are currently, and in the future may be the subject of government investigations, claims, audits, whistleblower and payer..., page 57

1. We note your disclosure that "in March 2025, the Company received a CID from the
       DOJ in connection with an investigation under the False Claims Act regarding the
       Company's compliance with Medicare's date of service rule (also referred to as the 14-
       day rule)." Please revise to provide additional background regarding the CID, the scope of the investigation and your compliance with Medicare's date of service rule.
 April 16, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Molecular Profiling Services Revenue, page 117

2. We note the many references in your filing to over 45 NCI-designated comprehensive cancer centers being members of the Caris POA and these centers appear to be "key opinion leaders." We note here the increased market acceptance by ordering physicians. Please tell us the number of NCI-designated comprehensive cancer centers that have ordering physicians, for each period presented, and the consideration you have given to discussing this and any related information pursuant to
Item 303 of
       Regulation S-K.
Business
Our Strategies, page 146

3. We note your disclosure on page 147 that "[you] are currently using an AI/ML approach and data and slides images from more than 10,000 breast cancer patients to develop ESPai, a new algorithm to predict the risk of recurrence for early stage breast cancer patients." Please revise to clarify the current stage of development of ESPai, and explain how you source the data and slide images from more than 10,000 breast cancer patients.
Caris Strategic Data, page 170

4. We note your disclosure on page 172 regarding a study that you recently published, which "demonstrated the power of [y]our real-world clinical and genomic dataset, augmented through agreements with external providers of clinical outcomes data, to drive clinical insight". Please revise to provide additional detail regarding the study including: the date(s) and location(s) of the study; how participants were selected; how results were measured; key assumptions; and whether statistical significance was demonstrated, including supporting p-values, as appropriate.
       Please contact Tayyaba Shafique at 202-551-2110 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Nathan Ajiashvili, Esq.